Exhibit 99.1

Medigus Ltd. Interview to Air on Bloomberg U.S. on the RedChip Money Report®

Tel Aviv, Israel – January 28, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that an interview with Chairman Eli Yoresh and Vice President of Strategy and Business Development Yaki Baranes will air on The RedChip Money Report® on Bloomberg TV, Jan. 29, at 7 p.m. Eastern Time (ET). Bloomberg TV is available in an estimated 73 million homes across the United States.

The RedChip Money Report® is produced by RedChip Companies Inc., an international Investor Relations and media firm with 30 years’ experience focused on Discovering Tomorrow’s Blue Chips Today™. “The RedChip Money Report®” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

To view the interview segment, please visit: https://youtu.be/gQrI3gH-H24

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

Dave@redchip.com